UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 2

Name of Issuer:  Water Pik Technologies, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  94113u100

     (Date of Event Which Requires Filing of this Statement)

                        December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  94113u100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Robert Horwitz

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         65,200

6.  Shared Voting Power:

         362,300

7.  Sole Dispositive Power:

         65,200

8.  Shared Dispositive Power:

         362,300

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         427,500

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)

          4.3%

12. Type of Reporting Person

          IN

CUSIP Number:  94113u100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         RH Capital Associates, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         362,300

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         362,300

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

         362,300

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)

          3.65%

12. Type of Reporting Person

          OO

Item 1(a) Name of Issuer:  Water Pik Technologies, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          660 Newport Center Drive
          Suite 470
          Newport Beach, CA 92660

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Robert Horwitz
          RH Capital Associates, LLC
          55 Harristown Road
          Glen Rock, New Jersey 07452

          Robert Horwitz - United States Citizen
          RH Capital Associates, LLC - Delaware limited liability company

    (d)   Title of Class of Securities:  Common Stock (the
          "Common Stock")

    (e)   CUSIP Number:  94113u100

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment
              Fund,

    (g)  / /  Parent Holding Company, in accordance with Rule
              13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

              (a) Amount beneficially owned: 362,300 shares owned by RH Capital Associates, LLC; 427,500 shares owned by Robert Horwitz

              (b)  Percent of Class:  3.65% by RH Capital
                   Associates, LLC; 4.3% by Robert Horwitz

              (c) RH Capital Associates, LLC;: 362,300 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 362,300 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

                   Robert Horwitz:  362,300 shares with shared
                   power to vote or to direct the vote;  65,200
                   shares with sole power to vote or to direct the vote; 362,300 shares with shared power to dispose or to direct the disposition of; 65,200 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         The reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


RH CAPITAL ASSOCIATES, LLC

By: /s/ Robert Horwitz
    ______________________
    ROBERT HORWITZ
    Managing Member

February 14, 2001

                            AGREEMENT

         The undersigned agree that this Schedule 13G dated
         February 14, 2001 relating to the Common Stock of Water
         Pik Technologies, Inc. shall be filed on behalf of the undersigned.


                                  RH Capital Associates, LLC


                                  By:  /s/ Robert Horwitz
                                       _________________________
                                       Robert Horwitz,
                                       Managing Member

                                       /s/ Robert Horwitz
                                       _________________________
                                       Robert Horwitz


































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